Exhibit 2.4

Description of Securities

Ituran Location & Control Ltd., an Israeli corporation (the “Company,” “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s ordinary shares, par value NIS 0.33 1/3   per share. The following is a summary of some of the terms of our ordinary shares based on our articles of association, as may be amended and restated from time to time, and Israeli law.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association and Israeli law.

Authorized Share Capital

Our authorized share capital is of NIS   60,000,000                     , divided into     60,000,000                 ordinary shares, par value NIS 0.33 1/3  per share.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Our number with the Israeli Registrar of Companies is 52-004381-1. Our purpose appears in our memorandum of association and includes engaging in any lawful business.

Articles of Association; Israeli Companies Law

Articles of Association

Pursuant to our articles of association our objectives are to engage in any lawful business and our purpose is to operate in accordance with business considerations to maximize our profits. We may take into consideration, inter alia, the interests of our creditors, employee and the public interest. Please also see a summarized description of our purposes and activities under the caption “Overview” in Item B.4. .

Our Corporate Practice Under the Israeli Companies Law

Approval of Transactions under Israeli Law

Directors and executive officers

Fiduciary duties

Israeli law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Disclosure of Personal interest

Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest also includes personal interest of a person voting pursuant to a proxy given by another person even if the other person does not have personal interest, regardless of whether the person given the proxy to vote at the meeting is given directions to vote in a certain manner or given discretion to vote independently. An office holder must disclose his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. The term “relative” is defined by the Israeli Companies Law as a spouse, sibling, parent, grandparent, descendent, and descendent, brother, sister or parent of a spouse or the spouse of any of the foregoing.

The Israeli Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction, audit committee approval is required prior to approval by the board of directors. For the approval of arrangements regarding the compensation, indemnification or insurance of executive officers and directors, see “Compensation arrangements” below. A company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

A director who has a personal interest in a matter involving an extraordinary transaction, as defined in the Israeli Companies Law, which is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, also have a personal interest in the matter. Any transaction in which a majority of the directors has a personal interest requires shareholder approval.

Compensation arrangements

Subject to the provisions relating to related-party transactions as described below, the terms of office of office holders other than the chief executive officer and directors, require the approval of both our compensation committee and the board of directors; and the terms of office of chief executive officers and directors require the approval of the compensation committee, the board of directors and our shareholders. However due to the change in the Israeli Company law, from February 2016, the extension or renewal of terms of office of chief executive officer, which terms are not improving the previous terms or not significantly different, and are according to the compensation policy, shall not require approval by the shareholders meeting. In addition, according to recent changes in Israeli Company law, chief executive officer can decide upon insignificant change in the terms of office of his subordinate officers, subject to additional conditions and requirement to include such right in the compensation policy of the company (such requirement was fulfilled in our renewed compensation policy which was approved by our shareholder’s committee on November 7, 2016). In addition, according to Israeli Company Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, transaction with board members and chief executive, on their term of office, which is according to the compensation policy and according to terms of office which are not better than the terms of office of previous holder of such position or there is no significant difference between the two engagements and relevant circumstances, including the scope of employment, may be approved by our compensation committee and the board of directors, and will not require general shareholders meeting approval until the next general meeting which will be announced by the company. “terms of office” includes the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement compensation, and any benefit, other payment or an undertaking to pay, which are granted by virtue of serving as an office holder.See also Item 6B :"Compensation"/            :"                                              ".

Shareholders

Controlling shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to an office holder also apply to a “controlling shareholder” of a public company. A “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, and for the purpose of the disclosure requirements and approval of related party transactions, the term includes any shareholder holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Currently there is no shareholder of us who holds more than 25% of the voting rights.

Required approval

Extraordinary transactions of a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, directly or indirectly, through a company controlled by him in respect of receipt of services from same and if he is an office holder or an employee – the terms of his employment, generally require the approval of the audit committee (or with respect to Terms of Office and Employment – the compensation committee), the board of directors and the shareholders, in that order. If required, shareholder approval must include the majority of shares voted at the meeting. In addition, either:

◾	the majority must include at least the majority of the shares of disinterested shareholders voted at the meeting; or
◾	the total number of shares of disinterested shareholders who voted against the transaction must not exceed 2% of the aggregate voting rights in the company.

Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years.

A Shareholder is required according to Israeli Companies Law in certain votes on transactions to disclose his/her personal interest. Failure to disclose such interest will invalidate the casted vote of such shareholder and the Company shall not count it. According to our Articles of Association, a Shareholder seeking to vote using a proxy with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) shall mark on the Proxy, if he or she has Personal Interest in such resolution, and in such case the Company will not count his/her vote for such resolution. In event the shareholder will vote by other means than Proxy, he/she shall notify the company of his/her Personal Interest in writing prior to the time of the General Meeting. Such notice either in Proxy or in writing (as applicable) shall be a condition for the right to vote with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a Personal Interest.

Shareholder duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in customary way toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings with respect to the following matters:

◾	an amendment to the company’s articles of association;
◾	an increase of the company’s authorized share capital;
◾	a merger; or
◾	interested party transactions that require shareholder approval.

In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Anti take-over provisions; mergers and acquisitions under Israeli Law

Tender offers

Full Tender Offer. A person wishing to acquire shares or any class of shares, or voting rights of a publicly traded Israeli company and who would, as a result, hold over 90% of the company’s issued and outstanding share capital or of a class of shares that are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, and the majority of shareholders who are disinterested accepted the offer, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (however, full tender offer shall be accepted if shareholders who objected to the offer constituted less than 2% of the issued and outstanding share capital of the company to which the offer relates). However, the shareholders may petition the court to determine that the consideration for the shares constituted less than their fair value and that their fair value should be paid to the offerees. If the full tender offer is not accepted as described above, the acquirer may not acquire shares from shareholders who accepted the tender offer that would provide it over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights of the company. This rule does not apply if there is already another holder of 25% or more of the voting rights of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights of the company, if there is no other holder of more than 45% of the voting rights of the company. The foregoing provisions do not apply to:

◾
a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights of the company (provided that there is no other shareholder that holds 25% or more of the voting rights of the company); or more than 45% of the voting rights of the company (provided that there is no other shareholder that holds 45% or more of the voting rights of the company); or

◾	a purchase from an existing holder of 25% or more of the voting rights of the company that results in another person becoming a holder of 25% or more of the voting rights of the company; or
◾	purchase from an existing holder of more than 45% of the voting rights of the company that results in another person becoming a holder of more than 45% of the voting rights of the company.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded or the rules and regulations of the stock exchange on which the shares are traded:

•	There is a limitation on acquisition of any level of control of the company, or
•	The acquisition of any level of control requires the purchaser to offer a tender offer to the public.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and shareholders. Pursuant to the Israeli Companies Law and our articles of association as currently in effect, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger in the event of “cross ownership” between the merging companies, namely, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

The Israeli Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly owned subsidiary in a roll-up merger transaction, or to the shareholders of the acquirer if:

◾	the transaction is not accompanied by an amendment to the acquirer’s memorandum or articles of association;
◾	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer that would result in any shareholder becoming a controlling shareholder; and
◾	there is no “cross-ownership” of shares of the merging companies, as described above.

For these purposes, “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than our ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law. See “Voting, Shareholder Meetings and Resolutions” below.

Dividend and Liquidation Rights.

We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. If we dissolve, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our articles of association provide that shareholder approval would not be required for the declaration of dividends. Dividends may only be paid out of our retained earnings or “profits” accrued over a period of two years, as defined in the Israeli Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is not more than six months before the date of distribution (the “profits” test), and further provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, as determined by our Board of Directors. However, if we do not meet the profit requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent us from being able to meet our existing and anticipated obligations as they become due. For more information on our ability to grant or declare dividends, see Item 8.A – Financial Information under the caption “Dividend Distribution Policy” .

Voting, Shareholder Meetings and Resolutions.

As a foreign private issuer, we have elected to follow our home country practices in lieu of the Nasdaq Marketplace Rule requiring an issuer to hold its annual meeting of its shareholders no later than one year after the end of the issuer’s fiscal year-end. Specifically, according to the Israeli Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year, and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of its board of directors or (b) one or more shareholders holding, in the aggregate, (i) 5% of the outstanding shares of the company and 1% of the voting power in the company or (ii) 5% of the voting power in the company.

Pursuant to our articles of association, shareholders are entitled to participate and vote at general meetings and are the shareholders of record on a date to be decided by our Board of Directors, provided that such date is not more than 40 days, nor less than four days, prior to the date of the general meeting, except as otherwise permitted by the Israeli Companies Law. Furthermore, the Israeli Companies Law dictates that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

◾	amendments to our articles of association;
◾	appointment or termination of our auditors;
◾	appointment and dismissal of external directors;
◾	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;
◾	increase or reduction of our authorized share capital;
◾	a merger; and
◾
the exercise of the Board of Directors’ powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law and our articles of association require that a notice of any annual or special shareholders meeting will be provided 21 days prior to the meeting, except where the regulation prescribe for a period of not less than 35 days if the agenda includes certain resolutions to be adopted at the general meeting.

Pursuant to our articles of association, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that we may authorize in the future. The quorum required for our ordinary meetings of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least thirty-three and one-third percent of the total outstanding voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or on a later date specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Our articles of association provide that, other than with respect to the amendment of the provisions of the articles of association with respect to the appointment of directors and a resolution for removal of a director and the resolution of removal of a director, which action requires a majority vote of 75%, all resolutions of the shareholders require a simple majority.

Israeli law does not provide for public companies such as ours to have shareholder resolutions adopted by means of a written consent in lieu of a shareholders meeting. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related-party transactions. In addition, pursuant to the Israeli Companies Law, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company.

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see “Approval of related party transactions under Israeli law” above.

Transfer of Shares and Notice.

Our ordinary shares that are fully paid are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law or rules of a stock exchange on which the shares are traded.

Election of Directors.

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under the caption “External directors” in Item 6.C. – “Board Practices” . Pursuant to the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association provide for staggered terms for directors. This provision may be amended only by a vote of 75% of our shares voting at a meeting of shareholders. The appointing mechanism of our directors is further described under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” in item 6.A. – “Directors and Senior Management” .

Insurance, Indemnification and Exculpation of Directors and Officers.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association do not include such a provision. An Israeli company may not exculpate a director for liability arising out of a breach of duty of care in respect of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is included in its articles of association:

•
Financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria.

•
Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with monetary penalty.

•
Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent. Under the Israeli Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder if and to the extent provided in the company’s articles of association.

•	A breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company.

•	A breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder.

•	A financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, civil fine, monetary penalty or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, in respect to our chief executive officer, directors and controlling persons, by our shareholders. However, due to the change in the Israeli Company law, from February 2016, the extension or renewal of terms of office (which includes exculpation, indemnification and insurance) of chief executive officer, which terms are not improving the previous terms or not significantly different, and are according to the compensation policy, shall not require approval by the shareholders meeting. In addition, according to changes in Israeli Company law from March 2016, chief executive officer can decide upon insignificant change in the terms of office of his subordinate officers, subject to additional conditions and requirement to include such right in the compensation policy of the company.

Our articles of association allow us to indemnify and ensure our office holders to the fullest extent permitted by the Israeli Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

We currently have directors’ and officers’ liability insurance covering our officers and directors (including the officers and directors of our subsidiaries) against certain claims. No claims for liability have been filed under this policy to date.

Our compensation committee, board of directors and shareholders have resolved to indemnify our directors and officers to the fullest extent permitted by law and by our articles of association for liabilities that are of certain enumerated types of events, subject to an aggregate sum equal to 25% of the shareholders equity outstanding at the time a claim for identification is made as indicated by our then latest financial statements (which sum also includes all insurance amounts received by such directors and officers under directors and officers insurance policies maintained by us). For further details, see Item 7.B – Related Party Transactions above.

Change in Capital.

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting and voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of the Board of Directors and court approval.